EXHIBIT FS-1



                                              Energy East Corporation
                                          Combined Condensed Balance Sheet
                                       Giving Effect to the CMP Group Merger,
                              the CTG Resources Merger and the Berkshire Energy Merger
                                               At September 30, 1999
                                                Actual and Pro Forma
                                                    (Unaudited)



                                      Pro Forma
                                     Energy East                           Berkshire
                                         and          CMP         CTG        Energy        Merger
                                     Connecticut     Group     Resources   Resources     Pro Forma      Pro Forma
                                        Energy       Actual      Actual      Actual     Adjustments    Energy East
                                     ------------  ----------  ----------  ----------  --------------  ------------

Assets                                                            (thousands)

Current Assets
  Cash and cash equivalents          $    954,808  $  224,792  $   15,097  $       44   ($748,013)(4)  $    446,728
  Special deposits                          1,193           -           -           -              -          1,193
  Accounts receivable, net                149,929     132,205      34,109       4,315              -        320,558
  Other                                   217,131      22,164      28,743       8,581              -        276,619
                                     ------------  ----------  ----------  ----------  --------------  ------------

        Total Current Assets            1,323,061     379,161      77,949      12,940       (748,013)     1,045,098

Utility Plant, at Original Cost         4,568,043   1,350,361     532,277     125,852              -      6,576,533

  Less accumulated depreciation         2,156,874     551,812     192,751      41,340              -      2,942,777
                                     ------------  ----------  ----------  ----------  --------------  ------------

    Net utility plant in service        2,411,169     798,549     339,526      84,512              -      3,633,756

  Construction work in progress            12,535      23,154       1,654           -              -         37,343
                                     ------------  ----------  ----------  ----------  --------------  ------------

        Total Utility Plant             2,423,704     821,703     341,180      84,512              -      3,671,099

Other Property and Investments, Net       133,289      55,257      12,449           -              -        200,995

Regulatory Assets                         330,404     642,688       8,713      10,518              -        992,323

Other Assets                               69,575     247,371      25,970         220       48,288(5)       391,424

Goodwill                                  254,460                       -         720    718,923(6,7)       974,103
                                     ------------              ----------  ----------  --------------  ------------

        Total Assets                 $  4,534,493  $2,146,180  $  466,261  $  108,910  $      19,198   $  7,275,042
                                     ============  ==========  ==========  ==========  ==============  ============


The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                                                  Energy East Corporation
                                             Combined Condensed Balance Sheet
                                          Giving Effect to the CMP Group Merger,
                                 the CTG Resources Merger and the Berkshire Energy Merger
                                                   At September 30, 1999
                                                   Actual and Pro Forma
                                                        (Unaudited)


                                          Pro Forma
                                         Energy East                             Berkshire
                                             and           CMP          CTG        Energy        Merger
                                         Connecticut      Group      Resources   Resources     Pro Forma       Pro Forma
                                           Energy        Actual       Actual       Actual     Adjustments     Energy East
                                        -------------  -----------  -----------  ----------  --------------  -------------

Liabilities                                             (thousands)

Current Liabilities
  Current portion of long-term debt
     and sinking fund requirements      $      3,272   $   27,696   $    5,283            -              -   $     36,251
  Notes payable and interim financing         21,800       61,450                $   13,735              -         96,985
  Taxes accrued                              184,585       74,083                         -              -        258,668
  Other                                      295,908      104,641       41,232        3,123       18,500(7)       463,404
                                        -------------  -----------  -----------  ----------  --------------  -------------

        Total Current Liabilities            505,565      267,870       46,515       16,858         18,500        855,308

Regulatory Liabilities
  Gain on sale of generation assets                -      530,131                         -              -        530,131
  Other                                      110,952       76,946       73,526       10,391       30,948(5)       302,763
                                        -------------  -----------  -----------  ----------  --------------  -------------

        Total Regulatory Liabilities         110,952      607,077       73,526       10,391         30,948        832,894

Deferred Income Taxes and
  Unamortized Investment
  Tax credits                                300,749       85,859        2,541            -       17,340(5)       406,489
Other                                        338,916      473,721                     5,046              -        817,683
Long-term debt                             1,535,469      123,422      214,769       40,000      500,000(9)     2,413,660
                                        -------------  -----------  -----------  ----------  --------------  -------------

        Total Liabilities                  2,791,651    1,557,949      337,351       72,295        566,788      5,326,034

Commitments                                    2,123                                                                2,123
Preferred stock redeemable solely
  at the option of subsidiary                 10,131       35,528          862          310                        46,831
Preferred stock subject to mandatory
  redemption requirements                     25,000        9,910                                                  34,910
Common Stock Equity
  Common stock Energy East
    ($.01 par value, 300,000 shares
    authorized and 113,227 shares
    outstanding as of Sept. 30, 1999)          1,241                                                 61(10)         1,302
  Common stock CMP Group
    ($5 par value, 80,000 shares
    authorized and 32,443 shares
    outstanding as of Sept. 30, 1999)                     162,213                                 (162,213)
  Common stock CTG Resources
    (no par value, 20,000 shares
    authorized and 8,648 shares
    outstanding as of Sept. 30, 1999)
  Common stock Berkshire Energy
    Resources
    (no par value, 10,000 shares
    authorized and 2,519 shares
    outstanding as of Sept. 30, 1999)                                                28,725        (28,725)
Capital in excess of par value               966,461      286,056       67,448            -   (194,009)(10)     1,125,956
Retained earnings                            776,883       95,552       61,048        7,580       (164,180)       776,883
Unearned compensation - restricted
  stock awards                                                            (448)                        448
Treasury stock, at cost (1,500
  shares at Sept. 30, 1999)                  (38,997)      (1,028)           -                       1,028        (38,997)
                                        -------------  -----------  -----------  ----------  --------------  -------------


        Total Common Stock Equity          1,705,588      542,793      128,048       36,305       (547,590)     1,865,144
                                        -------------  -----------  -----------  ----------  --------------  -------------

        Total Liabilities and
         Shareholders' Equity           $  4,534,493   $2,146,180   $  466,261   $  108,910  $      19,198   $  7,275,042
                                        =============  ===========  ===========  ==========  ==============  =============


The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                                                 Energy East Corporation
                                          Combined Condensed Statement of Income
                                          Giving Effect to the CMP Group Merger,
                                 the CTG Resources Merger and the Berkshire Energy Merger
                                          Twelve Months Ended September 30, 1999
                                                   Actual and Pro Forma
                                                       (Unaudited)
                                         (in thousands, except per share amounts)



                                         Pro Forma
                                        Energy East                              Berkshire
                                            and           CMP          CTG        Energy        Merger
                                        Connecticut      Group      Resources    Resources     Pro Forma      Pro Forma
                                          Energy        Actual       Actual       Actual      Adjustments    Energy East
                                       -------------  -----------  -----------  -----------  -------------  -------------

Operating Revenues
  Sales and services                   $  2,576,606   $1,005,715   $  286,749   $   49,283              -   $  3,918,353

Operating Expenses
  Electricity purchased and fuel
    used in generation                      921,224      500,401                                        -      1,421,625
  Natural gas purchased                     275,918                   142,827       21,971                       440,716
  Other operating expenses                  378,113      236,155       54,818       13,637              -        682,723
  Maintenance                                95,613       34,561        7,575            -              -        137,749
  Depreciation and amortization             695,187       53,479       20,233        4,504   $  17,973(11)       791,376
  Other taxes                               213,136       24,242       19,259        2,117              -        259,024
  Gain on sale of generation assets        (674,572)                                                            (674,572)
  Writeoff of Nine Mile Point 2              69,930                                                     -         69,930
                                       -------------  -----------  -----------  -----------  -------------  -------------

        Total Operating Expenses          1,974,549      848,838      244,982       42,229         17,973      3,128,571
                                       -------------  -----------  -----------  -----------  -------------  -------------

Operating Income                            602,057      156,877       41,767        7,054        (17,973)       789,782
Other Income and Deductions                 (26,000)     (22,696)      (3,079)      (2,333)             -        (54,108)
Merger related expenses                       3,534        2,121        3,204            -                         8,859
Interest Charges, net                       149,836       55,998       15,966        4,371       40,000(9)       266,171
Preferred Stock Dividends of
  Subsidiary                                  3,916        3,675           61           15              -          7,667
                                       -------------  -----------  -----------  -----------  -------------  -------------

Income Before Federal Income Taxes          470,771      117,779       25,615        5,001        (57,973)       561,193
Federal Income Taxes                        227,401       53,278       12,052        1,880     (14,000)(8)       280,611
                                       -------------  -----------  -----------  -----------  -------------  -------------

Net Income                             $    243,370   $   64,501   $   13,563   $    3,121       ($43,973)  $    280,582
                                       =============  ===========  ===========  ===========  =============  =============

Earnings per share, basic and diluted  $       1.88                                                         $       2.07

Average Common Shares Outstanding           129,427                                              6,107(12)       135,534


The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

Per share amounts and number of average Energy East shares outstanding have been restated to reflect the two-for-one common stock split, effective April 1, 1999.

                                            Energy East Corporation
                               Combined Condensed Statement of Retained Earnings
                                     Giving Effect to the CMP Group Merger,
                            the CTG Resources Merger and the Berkshire Energy Merger
                                     Twelve Months Ended September 30, 1999
                                              Actual and Pro Forma
                                                  (Unaudited)


                                       Pro Forma
                                      Energy East                        Berkshire
                                          and         CMP       CTG        Energy       Merger
                                      Connecticut    Group   Resources   Resources    Pro Forma     Pro Forma
                                         Energy     Actual     Actual      Actual    Adjustments   Energy East
                                      ------------  -------  ----------  ----------  ------------  ------------

Balance, beginning of period          $    644,444  $66,331  $   56,447  $    7,349    ($130,127)  $    644,444

Add net income                             233,044   64,501      13,563       3,121      (81,185)       233,044

Add restricted stock plan

Deduct dividends on common stock           100,605   29,198       8,962       2,890      (41,050)       100,605

Deduct reacquired preferred    stock                  6,082                               (6,082)
                                      ------------  -------  ----------  ----------  ------------  ------------

Balance, end of period                $    776,883  $95,552  $   61,048  $    7,580    ($164,180)  $    776,883
                                      ============  =======  ==========  ==========  ============  ============


The notes on pages 5 through 7 of this exhibit are an integral part of the pro forma combined condensed financial statements.

                          NOTES TO UNAUDITED PRO FORMA
                     COMBINED CONDENSED FINANCIAL STATEMENTS
                     GIVING EFFECT TO THE CMP GROUP MERGER,
            THE CTG RESOURCES MERGER AND THE BERKSHIRE ENERGY MERGER

Note  1.  Unaudited  Pro  Forma  Combined  Condensed  Financial
         Statements.

     The unaudited pro forma combined condensed financial statements as of and for the twelve months ended September 30, 1999, have been adjusted to give effect to the CMP Group merger, the CTG Resources merger and the Berkshire
Energy merger. The unaudited pro forma combined condensed financial statements reflect preliminary purchase accounting adjustments in compliance with generally accepted accounting principles. Estimates relating to the fair value of some assets, liabilities and other events have been made as more fully described below. Actual adjustments will be made on the basis of actual assets, liabilities and other items as of the closing date of the mergers on the basis of appraisals and evaluations. Therefore, actual amounts may differ from those reflected below.

     The unaudited pro forma combined condensed balance sheet and statement of retained earnings assume that the mergers occurred on September 30, 1999. The unaudited pro forma combined condensed statement of income for the twelve months ended September 30, 1999, assumes that the mergers were completed on October 1, 1998 and does not give effect to the sales of Energy East's coal-fired generation assets and CMP Group's steam and hydro generation assets prior to when they occurred in March and May 1999 and April 1999, respectively, and the pending sale of Energy East's interest in nuclear generation assets.

     The pro forma combined condensed financial statements should be read in conjunction with the consolidated historical financial statements and the related notes of Energy East, CMP Group, CTG Resources and Berkshire Energy, which are incorporated by reference. The pro forma statements are for illustrative purposes only. They are not necessarily indicative of the financial position or operating results that would have occurred had the sales and the mergers been completed on October 1, 1998 or September 30, 1999, as assumed above; nor is the information necessarily indicative of future financial position or operating results.

Note  2.  Accounting  Method.

     The CMP Group merger, the CTG Resources merger and the Berkshire Energy merger will be accounted for as an acquisition of CMP Group, CTG Resources and Berkshire Energy by Energy East under the purchase method of accounting in accordance with generally accepted accounting principles. The amount of goodwill recorded will reflect the excess of the purchase prices over the estimated net fair value of assets and liabilities of CMP Group's, CTG Resources's and Berkshire Energy's utility and nonutility businesses at the time of closing, plus Energy East's estimated transaction costs related to the mergers. The assets and liabilities of CMP Group's, CTG Resources's and Berkshire Energy's unregulated subsidiaries will be revalued to fair value, including an allocation of goodwill to the subsidiaries, if appropriate. The remaining goodwill will be allocated to Central Maine Power, Connecticut Natural Gas, and Berkshire Gas Company and will be recorded as an acquisition adjustment.

Note  3.  Earnings  Per  Share  and  Average  Shares  Outstanding.

     The pro forma earnings per share and number of average shares outstanding have been restated to reflect Energy East's two-for-one common stock split, effective April 1, 1999, and the average number of shares that would have been outstanding if the merger occurred at the beginning of the periods presented assuming a conversion of 45% CTG Resources shares into 1.57 Energy East shares per CTG Resources share. The following table presents the range of shares that could be issued based on various potential conversion ratios under the merger agreement:

       Conversion  ratio                   1.36     1.57   1.73
       Number  of  shares  (thousands)    5,296    6,107  6,740

Note  4.  Cash  Consideration.

     This amount reflects the cash consideration paid to CMP Group's shareholders based on a purchase price per share of $29.50 for all of the CMP Group shares outstanding, the cash consideration paid to CTG Resources shareholders based on a purchase price per share of $41.00 for 55% of the CTG Resources shares outstanding and the cash consideration paid to Berkshire Energy shareholders based on a purchase price per share of $38.00 for all of the Berkshire Energy shares outstanding.

Note  5.  Other  Asset  and  Related  Regulatory  Liability.

     This amount reflects the recognition of an other asset and related regulatory liability for the estimated difference between CMP Group's, CTG Resources's and Berkshire Energy's net pension and other postretirement benefit obligations and the previously recognized asset or liability.

Note  6.  Goodwill.

     This amount reflects the recognition of an amount of goodwill equal to the excess of the estimated purchase price of $957 million over the estimated net fair value of the assets and liabilities of CMP Group acquired of $542.8 million, plus estimated transaction costs of $11 million related to the merger; an amount of goodwill equal to the excess of the estimated purchase price of $355 million over the estimated net fair value of the assets and liabilities of CTG Resources acquired of $128 million, plus estimated transaction costs of $6.5 million related to the merger and an amount of goodwill equal to the excess of the estimated purchase price of $96 million over the estimated net fair value of the assets and liabilities of Berkshire Energy acquired of $36.3 million, plus estimated transaction costs of $1 million related to the merger.

Note  7.  Merger-Related  Costs.

     Energy East, CMP Group, CTG Resources and Bershire Energy will incur direct expenses related to the merger, including financial advisor, legal and accounting fees. The pro forma adjustments include an estimate for Energy
East's merger-related costs of $11 million for the CMP Group merger, $6.5 million for the CTG Resources merger, and $1 million for the Berkshire Energy merger, which are included in goodwill. CMP Group, CTG Resources and Berkshire Energy expect to incur approximately $7.5 million, $5.5 million and $2 million, of merger-related costs, respectively, which they will expense as incurred. The actual amount of merger-related costs may differ from the amounts reflected in the unaudited pro forma combined condensed financial statements.

Note  8.  Income  Taxes.

     Income taxes on the pro forma combined condensed income statement have been based on the statutory rate and adjusted for goodwill, which is not tax deductible.

Note  9.  Notes  Payable

     This amount reflects the issuance of $500 million principal amount of notes payable with an assumed interest rate of 8%, the proceeds of which may be used to fund the consideration paid to CMP Group shareholders.

Note  10.  Common  Stock.

     This amount reflects the Energy East shares to be issued to CTG Resources shareholders in exchange for 45% of their CTG Resources shares, assuming a conversion ratio of 1.57 Energy East shares per CTG Resources share, and the purchase of 55% of their CTG Resources shares for cash.

Note  11.  Amortization  of  Goodwill.

     This amount represents the amortization of goodwill, for financial accounting purposes, over a 40-year period. The goodwill is not amortizable for tax purposes.

Note  12.  Energy  East  Shares  Issued.

     Reflects the number of Energy East shares to be issued in the merger with CTG Resources assuming a conversion of 45% of the CTG Resources shares into 1.57 Energy East shares per CTG Resources share.